Amber Road, Inc.

One Meadowlands Plaza

East Rutherford, NJ 07073

March 18, 2014

Via EDGAR

Mark P. Shuman

Branch Chief - Legal

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Amber Road, Inc.	Acceleration Request
	Registration Statement on Form S-1 File No. 333-193858	Requested Date: Requested Time:	March 20, 2014 4:00 P.M. Eastern Time

Dear Mr. Shuman:

Amber Road, Inc. (the “Company”), pursuant to Rule 461 under the Securities Act of 1933, as amended, hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated so that the Registration Statement may become effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel, Dentons US LLP, may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”).

Once the Registration Statement has been declared effective, please orally confirm that event with Ira L. Kotel of Dentons US LLP, counsel to the Company, at (212) 398-5787.

The Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, AMBER ROAD, INC.

By:	/s/ Elliot Brecher
Name: Elliot Brecher Title: General Counsel and Secretary

cc:	James W. Preuninger Thomas E. Conway Amber Road, Inc. Victor H. Boyajian, Esq. Dentons US LLP Kenneth J. Gordon, Esq. Goodwin Procter LLP